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                               October 27, 2023

       Ashish Agrawal
       Chief Financial Officer
       CTS CORP
       492 Indiana Ave.
       Lisle, IL 60532

                                                        Re: CTS CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            Form 8-K Filed July
25, 2023
                                                            File No. 001-04639

       Dear Ashish Agrawal:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations: Year Ended December 31, 2022 versus Year Ended December 31, 2021, page 22

   1.                                                   Your disclosures
indicate that you continue to experience significant inflation in material and freight costs as
well as interruptions in the supply chain, particularly due to the global semiconductor chip
shortages, and that the impact of supply chain disruptions and OEM shutdowns are expected
to continue to have an adverse effect on your results but you are seeking to mitigate and
minimize the impact. Please revise future annual and quarterly filings to quantify the
impact these factors had on your operations during each period presented and more
fully disclose and discuss the steps you are taking, if any, to mitigate them, including whether
your mitigating efforts may introduce new material risks,
                                                        including those related
to product quality or reliability. In addition, revise future annual and quarterly filings
to quantify the impact that changes in volume and average selling
 Ashish Agrawal
FirstName
CTS CORPLastNameAshish Agrawal
Comapany
October 27,NameCTS
            2023    CORP
October
Page 2 27, 2023 Page 2
FirstName LastName
         prices had on net sales during each period presented and more fully disclose and discuss the factors that resulted in such changes. In addition, revise your disclosures related to changes in net sales in future quarterly filings to quantify the impact acquisitions had during each period presented.
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3 - Business Acquisitions, page 41

2. Please revise future filings to provide the disclosures required by ASC 805-10-502(h).
Form 8-K filed July 25, 2023

Exhibit 99.1

3. Please provide a more detailed description of the environmental expenses you eliminate from your non-GAAP measures and explain to us how you determined these expenses are not normal, recurring, cash operating expenses such that eliminating from non-GAAP measures is not appropriate based on Regulation G and Question 100.01 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note the expenses are incurred in each period presented and the related adjustments appear to represent all of the environmental expenses disclosed in the notes to your financial statements.

4. We note your description of discrete tax items includes non-recurring, infrequent, or unusual tax adjustments (e.g., valuation allowances, uncertain tax position changes, unremitted assertion changes and discrete impacts associated with pre-tax non-GAAP items, etc.). When you record adjustments for discrete tax items, please revise future filings to specifically identify what the adjustments relate to, explain how they are calculated, and explain how you determined they are appropriate and comply with
         Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.

5. We note you present the non-GAAP adjustments you use to calculate your non-
         GAAP financial measure, Adjusted Diluted Earnings Per Share, net of tax, which is not consistent with our response to Question 102.11 in the updated Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your non-
         GAAP reconciliations related to this measure in future filings to separately present the impact of income taxes. In addition, revise your disclosures related to Adjusted Net
         Income and Adjusted Diluted Earnings Per Share in future filings to explain how the tax impact of non-GAAP adjustments is calculated, which should be based on statutory income tax rates.
 Ashish Agrawal
CTS CORP
October 27, 2023
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameAshish Agrawal                          Sincerely,
Comapany NameCTS CORP
                                                          Division of
Corporation Finance
October 27, 2023 Page 3                                   Office of
Manufacturing
FirstName LastName